

Mail Stop 4720

March 15, 2016

Warren Sheppard
Chief Executive Officer and Director
Kibush Capital Corporation
5635 N. Scottsdale Rd., Suite 170
Scottsdale, AZ 85250

> **Re: Kibush Capital Corporation**
> **Form 10-K for the Year Ended September 30, 2015**
> **Filed January 13, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 20, 2015**
> **Response dated January 26, 2016**
> **File No. 000-55256**

Dear Mr. Sheppard:

We have reviewed your January 26, 2016 response to our comment letter and Form 10-K for the year ended September 30, 2015, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2015 letter.

Form 10-K for the Year Ended September 30, 2015

Item 8. Financial Statements and Supplementary Data, page 20

1. We note your response to comments 1 and 2, and specifically that you are now applying the guidance in ASC 805-50-30-5 to treat the transactions with Five Arrows as those between entities under common control as reflected in your Form 10-K for the year ended September 30, 2015. We note, however, that your presented financial statements for the comparative

Warren Sheppard
Kibush Capital Corporation
March 15, 2016
Page 2

period ended September 30, 2014 are different from those previously filed with the Commission. Please revise your filing to include the following:

- Identify the financial statements for the year ended September 30, 2014 as restated; and
- Provide the disclosures in the footnotes required by ASC 250-10-50 related to the Correction of an Error in Previously Issued Financial Statements.

2. We further note your disclosure on page 39 that indicates you are going to amend the Form 10-Q for the period ended June 30, 2015. Please address the following in this regard:

- Please tell us when you intend to file your restated June 30, 2015 Form 10-Q and provide us a draft of your revised disclosures in your next response;
- Please tell us and revise your restated June 30, 2015 Form 10-Q, when filed, to describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

3. Given the noted correction of an error in previously issued financial statements, please file the required Item 4.02 Form 8-K. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services